Exhibit 23

Consent of Independent Auditors

To the Board of Directors of Avecia Group plc

We consent to the incorporation by reference in the registration statement (Nos. 333-71719, 333-71721 and 333-54098) on Form S-8 of Arch Chemicals, Inc. of our report dated June 14, 2004, with respect to the balance sheet of Avecia Biocides as of December 31, 2003, and the related profit and loss account, cash flow statement, statement of total recognized gains and losses and reconciliation of movements in net investment, for the year ended December 31, 2003, which report appears in the Form 8-K of Arch Chemicals, Inc. dated June 16, 2004.

KPMG Audit Plc	14 June 2004
Chartered Accountants Registered Auditor

Manchester, England